July 3, 2019

Garold Spindler
Managing Director and Chief Executive Officer
Coronado Global Resources Inc.
100 Bill Baker Way
Beckley, WV 25801

       Re: Coronado Global Resources Inc.
           Amendment No. 2 to
           Registration Statement on Form 10-12G
           Filed June 28, 2019
           File No. 000-56044

Dear Mr. Spindler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed June 28, 2019

Item 4. Security Ownership of Certain Beneficial Owners and Management, page
118

1. We note the revision to footnote two to the beneficial ownership table reflects Garold
      Spindler and Laura Tyson are members of the board of managers, which has voting and investment decisions regarding Coronado Group LLC. Please revise the beneficial ownership for these two individuals to include the beneficial ownership of the shares held through Coronado Group LLC, given their control over the voting and investment decisions. In addition, please revise the amount held by officers and directors as a group.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Garold Spindler
Coronado Global Resources Inc.
July 3, 2019
Page 2

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



                                                       Sincerely,
FirstName LastNameGarold Spindler
                                                       Division of Corporation
Finance
Comapany NameCoronado Global Resources Inc.
                                                       Office of Beverages,
Apparel and
July 3, 2019 Page 2                                    Mining
FirstName LastName